UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”), in the form and for purposes of Resolution CVM No. 44/2021, in continuity to the Material Facts published on September 19, 2022, October 3, 2022, and October 4, 2022, hereby informs its shareholders and the market in general that the Market Arbitration Chamber Court has approved the agreement regarding the Post-Closing Adjustment (as defined in the Contract of Purchase and Sale of Shares and Other Covenants), concluded, on one hand, by the Company, TIM S.A. and Claro S.A. (“Buyers”), and on the other, Oi S.A. – In Judicial Recovery (“Seller” and, jointly with the Buyers, the “Parties”) (“Agreement”), as a mean to end the controversy between the Parties and the arbitral proceeding related to the Post-Closing Adjustment. Therefore, the final price for the UPI Mobile Assets installment assigned to the Company, taking into account the Post-Closing Adjustment negotiated in the Agreement, is R$5,128,817,200.82 (“Telefônica Adjusted Final Price”), with reference to the closing date, of which R$4,884,587,810.30 has already been paid by the Company on April 20, 2022, and the remaining amount was paid upon completion of the assessment by the Seller, half of the Telefônica Retained Value.

The Company further informs that it has withdrawn the remaining installment corresponding to half of Telefônica Retained Value deposited with the Arbitration Chamber (equivalent to R$244,229,390.52 at the closing date, plus interest and/or monetary correction).

As a result of the Agreement, all pending disputes and issues between the Company and the Seller in relation to the acquisition of UPI Mobile Assets will be resolved and terminated.

São Paulo, October 4, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Website: https://ri.telefonica.com.br/en

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 4, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director